

March 26, 2012

Via Facsimile
Douglas Toth
Chairman and Chief Executive Officer
Bizzingo, Inc.
63 Main Street, Suite 202
Flemington, New Jersey 08822

>   **Re: Bizzingo, Inc.**
>   **Form 10-K for the Fiscal Year Ended May 31, 2011**
>   **Filed August 23, 2011**
>   **File No. 000-52511**

Dear Mr. Toth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please correct your Primary Standard Industrial Classification Code Number on the cover of your future filings to reflect your current business activity. The present number 1000 indicates your business is focused on metal mining.

Item 11. Executive Compensation, page 58

2.   It is unclear why Groupmark Financial Services Ltd., an entity, is included in the summary compensation table. Please see Item 402 of Regulation S-K and advise. If appropriate, confirm that you will identify the individual(s) associated with Groupmark Financial Services Ltd. in future filings and provide draft disclosure.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 60

3. We note the relationship between you and Groupmark as referenced on page 58 and elsewhere. Please revise future filings to provide Item 404(a) disclosure for Groupmark Financial Services Ltd. or tell us why that would be inappropriate. Please provide draft disclosure.

Item 15. Exhibits and Financial Statement Schedules, page 61

4. In future filings, please revise your exhibit list and attach the appropriate exhibits as required by Item 601(a) of Regulation S-K. For example, it is unclear where you have filed your current articles of incorporation. Please provide draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ron Alper, Staff Attorney, at (202) 551-3329 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director